SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MARIN SOFTWARE INCORPORATED

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

56804T205

(CUSIP Number)

Robert B. Ashton
Kinetic Catalyst Partners LLC
6 Occom Ridge
Hanover, NH 03755
(603) 540-2244

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56804T205	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Kinetic Catalyst Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 231,618
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 231,618
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 231,618
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 56804T205	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Robert B. Ashton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 288,309
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 288,309
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 288,309
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.98%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 56804T205	13D	Page 4 of 5 Pages

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on May 17, 2018 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, $0.001 par value per share (“Common Stock”), of Marin Software Incorporated, a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons ceased to be beneficial owners of 5% or more of shares of the Common Stock on August 10, 2018.

Each of the Fund and Mr. Ashton holds the number and percentage of shares of Common Stock disclosed as beneficially owned by them in the applicable table set forth on the cover page to this Statement. The Fund holds the 231,618 shares of Common Stock disclosed as beneficially owned by it through KCP II LLC, a Delaware limited liability company. Mr. Ashton has beneficial ownership of 51,891 shares of Common Stock that he holds individually and in an IRA account over which he has sole voting and dispositive power and 4,800 shares of Common Stock that have been gifted to accounts for Mr. Ashton’s children established under the Uniform Transfer to Minors Act and over which shares, as a trustee for such accounts, Mr. Ashton retains the sole voting and dispositive power. In addition, as the portfolio manager for the Fund, Mr. Ashton has the sole power to direct the voting and disposition of the shares of Common Stock beneficially owned by the Fund. Mr. Ashton expressly disclaims beneficial ownership of the Fund’s shares of Common Stock except to the extent of his pecuniary interest therein.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 5,785,000 shares of Common Stock reported by the Company as outstanding as of July 31, 2018 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2018.

(c) On August 10, 2018, the Fund sold 1,500 shares of Common Stock, at the sales price of $4.44 per share, and Mr. Ashton sold 5,000 shares, at the sales price of $4.33 per share. Each of these transactions was effected through the open market.

(e) The Reporting Persons ceased to be beneficial owners of 5% or more of shares of the Common Stock on August 10, 2018.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 1, which agreement is set forth on the signature page to this Statement.

CUSIP No. 56804T205	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: August 13, 2018

KINETIC CATALYST PARTNERS LLC

/s/ Robert B. Ashton
Robert B. Ashton
Manager

/s/ Robert B. Ashton
Robert B. Ashton